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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

LTC PROPERTIES, INC.
(Name of Subject Company (issuer))

LTC PROPERTIES, INC., ISSUER
(Names of Filing Persons (identifying status as Offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

502175102
(CUSIP Number of Class of Securities)

ANDRE C. DIMITRIADIS
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
LTC PROPERTIES, INC.
300 ESPLANADE DRIVE, SUITE 1860,
OXNARD, CALIFORNIA 93030
(805) 981-8655

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on behalf of filing persons)

COPY TO:

STEPHEN SILBERT, ESQ.
CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP.
2121 AVENUE OF THE STARS
EIGHTEENTH FLOOR
LOS ANGELES, CALIFORNIA 90067
(310) 553-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)

$17,250,000	$3,450

(1)
Calculated solely for purposes of determining the filing fee. This amount is based upon the purchase of 3,000,000 shares of common stock at $5.75 per share.
(2)
The fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the value of the transaction.

/ /  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /	third-party tender offer subject to Rule 14d-1.
/x/	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

SCHEDULE TO

    This Issuer Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender Offer by LTC Properties, Inc, a Maryland corporation (the "Company"), to purchase up to 3,000,000 shares of common stock, par value $.01 per share, at a price, net to the seller in cash, of $5.75 per share, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated September 10, 2001 (the "Offer To Purchase") and the related Letter Of Transmittal, which are herein collectively referred to as the "Offer." Copies of such documents are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

    The information set forth in the Offer To Purchase under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

    (a) The name of the issuer is LTC Properties, Inc., a Maryland corporation. The address of its principal executive offices is 300 Esplanade Drive, Suite 1860, Oxnard, California 93030. Its telephone number is (805) 981-8655.

    (b) The class of equity securities to which this Schedule TO relates is common stock, par value $0.01 per share, of the Company. The information set forth in the Offer To Purchase in "Introduction" is incorporated herein by reference.

    (c) The information set forth in the Offer To Purchase in "Introduction" and Section 7 ("Price Range of Shares") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) The Company is filing this Schedule TO. The information set forth in the Offer To Purchase in "Introduction," Section 9 ("Certain Information About the Company") and Section 10 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares") is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

    (a) (1) The information set forth in the Offer To Purchase in "Introduction," Section 1 ("Number Of Shares; Proration"), Section 2 ("Procedure For Tendering Shares"), Section 3 ("Withdrawal Rights"), Section 4 ("Purchase Of Shares And Payment Of Purchase Price"), Section 14 ("Certain United States Federal Income Tax Consequences"), Section 15 ("Extension Of The Offer; Termination; Amendment"), and Section 17 ("Miscellaneous") is incorporated herein by reference.

    (a) (2) Not applicable.

    (b) The information set forth in the Offer To Purchase in Section 10 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (e) The information set forth in the Offer To Purchase in Section 10 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a)-(c) The information set forth in the Offer To Purchase in "Introduction," Section 8 ("Background And Purpose Of The Offer; Certain Effects Of The Offer"), Section 10 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares"), and Section 12 ("Effect Of

The Offer On The Market For Shares; Registration Under The Securities Exchange Act") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a),(b),(d) The information set forth in the Offer To Purchase in Section 11 ("Source And Amount Of Funds") is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a),(b) The information set forth in the Offer To Purchase in "Introduction" and Section 10 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    (a) The information set forth in the Offer To Purchase in "Introduction" and Section 16 ("Fees And Expenses") is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

    (a),(b) The Company does not believe that any of its financial statements are material to a decision by the stockholders of the Company whether to tender or hold the common stock because the consideration offered consists solely of cash, the Offer is not subject to any financing condition, and the Company is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, that files reports electronically on EDGAR.

ITEM 11.  ADDITIONAL INFORMATION.

    (a) The information set forth in the Offer To Purchase in Section 10 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares"), Section 12 ("Effect Of The Offer On The Market For Shares; Registration Under The Securities Exchange Act") and Section 13 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

    (b) The information set forth in the Offer To Purchase and the related Letter Of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)(A)	Offer To Purchase, dated September 10, 2001.
(a)(1)(B)	Letter Of Transmittal.
(a)(1)(C)	Notice Of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Letter to the Company's Stockholders from Andre C. Dimitriadis, Chairman of the Board, President and Chief Executive Officer, dated September 10, 2001.
(a)(2)-(4)	Not applicable.
(a)(5)(A)	Press Release issued by the Company on September 6, 2001.*
(a)(5)(B)	Summary advertisement dated September 10, 2001.
(b)	Not applicable.

(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed on Schedule TO on September 6, 2001.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LTC PROPERTIES, INC.
By:	/s/ ANDRE C. DIMITRIADIS
Name:	Andre C. Dimitriadis
Title:	Chairman, President & Chief Executive Officer

Dated: September 10, 2001

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer To Purchase, dated September 10, 2001.
(a)(1)(B)	Letter Of Transmittal.
(a)(1)(C)	Notice Of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Letter to the Company's Stockholders from Andre C. Dimitriadis, Chairman of the Board, President and Chief Executive Officer, dated September 10, 2001.
(a)(2)-(4)	Not applicable.
(a)(5)(A)	Press Release issued by the Company on September 6, 2001.*
(a)(5)(B)	Summary advertisement dated September 10, 2001
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed on Schedule TO on September 6, 2001

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SCHEDULE TO
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX